Exhibit 99.3

ORBIC NORTH AMERICA, LLC

555 Wireless Blvd.

Hauppauge, NY 11788

June 26, 2025

BY EMAIL AND OVERNIGHT DELIVERY

Mr. Mike Mulica

Chairman

Sonim Technologies, Inc.

4445 Eastgate Mall, Suite 200,

San Diego, CA 92121

Dear Mike:

I am writing as a follow up to my prior letters by which Orbic North America, LLC (“Orbic”) proposed to acquire Sonim Technologies, Inc. (“Sonim”). I was disappointed by the response of the Special Committee to those letters. Additionally, I am aware of Sonim’s June 2, 2025 announcement regarding its entry into a non-binding letter of intent with Social Mobile® for the sale of substantially all of Sonim’s assets for a purchase price of up to $20 million, including up to $5 million in earn-out consideration contingent upon achieving certain undisclosed revenue targets, and of Somim’s June 25, 2025 announcement regarding its entry into a non-binding letter of intent with an undisclosed company for a proposed business combination involving Sonim’s public company shell (the “Reverse Take-Over”) that would result in the stockholders of the undisclosed company owning a majority in the combined company.

As a stockholder of Sonim, Orbic has significant concerns regarding the disclosed terms of the proposed Social Mobile® transaction, as the transaction involves a significant amount of contingent consideration and the press release does not specify how Sonim’s current debt is being factored into the proposed purchase price or provide sufficient details on how the transaction will translate into enhanced returns for stockholders. Further, the proposed Reverse Take-Over press release does not disclose any specifics of the transaction, failing to provide stockholders with sufficient details on how the transaction will translate into enhanced returns for stockholders.

Notwithstanding these concerns, I am writing to re-emphasize Orbic’s interest in negotiating a mutually agreeable transaction with Sonim. We propose to move forward with the negotiation of an asset purchase of substantially all of Sonim’s assets, including, among other assets, Sonim’s inventory, name, brand, trademarks, other intellectual property, prepaid expenses, fixed assets (including those under equipment leases acceptable to Orbic) and tooling and software licenses, at a purchase price of $25 million, which equates to a price per share of $2.418 (based on 10,338,905 shares of Sonim common stock outstanding as of June 9, 2025 and assuming that there are no outstanding common stock equivalents). We reserve the right to include additional assets in the mix of assets to be purchased at that price after additional review of Sonim’s asset list. Sonim would retain all liabilities other than those under contracts agreed by Orbic to be assumed to the extent such contracts are not accelerated or in default.

Orbic believes that its offer provides a number of benefits to the proposed Social Mobile® transaction and would provide the additional benefit of allowing Sonim to proceed with its Proposed Reverse Take-Over transaction. Specifically, the Orbic proposal:

➢	would allow Sonim to enter into the Reverse Take-Over transaction (or an alternative transaction, if preferred by Sonim’s Special Committee) and, through Orbic’s enhanced $25 million purchase price proposal, provide Sonim with additional funding that could allow Sonim to reduce the number of shares it would need to issue pursuant to the offering contemplated by Sonim’s recently filed Form S-1 registration statement, thereby reducing additional dilution of Sonim’s stockholders;

➢	does not include any contingent consideration, thereby ensuring that stockholders receive the full-value of Orbic’s offer at closing;

➢	is backed by a $50 million financing commitment from a third-party lender (attached hereto as Annex 1);

➢	would allow for an accelerated transaction, as Orbic and its financing sources are prepared to expeditiously complete confirmatory due diligence and to prepare and negotiate a definitive asset purchase agreement; and

➢	is supported by AJP Holding Company, LLC and Orbic, which together own approximately 19.04% of the outstanding common stock of Sonim.

In addition, by proceeding with the Orbic offer, Sonim can avoid incurring additional solicitation and legal costs associated with the on-going proxy contest between Sonim and Orbic, which Sonim has disclosed in its definitive proxy statement filing on June 18, 2025 to be at least $475,000 in costs.

We believe our offer merits serious consideration by Sonim’s Special Committee as it clearly represents a superior offer to the Social Mobile® proposal. Orbic’s current offer unquestionably provides the most value for Sonim’s stockholders when taken into account together with the proposed Reverse Take-Over Transaction. We, along with our financing sources, are prepared to expeditiously complete confirmatory due diligence and to prepare and negotiate a definitive asset purchase agreement.

This letter is intended to express only our indication of interest in the asset purchase transaction proposed in this letter and does not represent any form of legally binding commitment or obligation on the parties. Any decision by Orbic to make an offer, and any decision by Sonim to accept such offer, may be evidenced only by the execution and delivery by both parties of definitive agreements following the completion of confirmatory due diligence.

The terms of this proposal will remain valid until 5 pm ET on July 2, 2025, after which it will no longer be valid. Should you have any questions concerning this proposal, please have your legal counsel at Venable LLP contact our legal counsel, Richard F. Langan, Jr. of Nixon Peabody LLP, by email at rlangan@nixonpeabody.com or telephone at (212) 940-3140.

Very truly yours,

/s/ Parveen Narula
Parveen Narula
Chief Executive Officer
Orbic North America, LLC

cc:	William N. Haddad, Esq.

Kirill Y. Nikonov, Esq.

Venable LLP

151 W. 42nd Street, 49th Floor

New York, NY 10036

Richard F. Langan, Jr., Esq.

Conrad R Adkins, Esq.

Nixon Peabody LLP

Tower 46, 55 West 46th Street,

New York, NY 10036-4120

Michael D. Allen, Esq.

Richards, Layton & Finger, P.A.

920 N. King Street

Wilmington, DE 19801

3